UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of                January, 2003

Novogen Limited

(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F✓            Form 40-F☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes☐        No☐

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- ______.1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Date	13 January 2003	By	/s/ Ronald Lea Erratt Ronald Lea Erratt Company secretary

ASX & MEDIA RELEASE	13 JANUARY 2003

AUSTRALIAN PATENT GRANTED TO NOVOGEN COVERING ITS SKIN REPAIR COMPOUND NV-07α

The Australian patent has been granted to Novogen for its topical skin repair compound, NV-07α, covering protection of the skin from sun-induced immunosuppression and UV-induced damage.

The effects of sun damage to the skin are major medical and cosmetic issues in Australia. NV-07α has been developed to repair the skin after damage caused by prolonged exposure to sunlight.

Changes in the skin due to prolonged exposure to sunlight can lead to structural damage resulting in wrinkling and photo-aging. These changes can also cause pronounced suppression of the normal skin immune activity and at the same time damage to the DNA of skin cells.

Together, these effects predispose to the development of skin cancers.

NV-07α has been shown to restore immune function and inhibit the DNA changes which may occur, even when used after sun exposure.

Professor Alan Husband, Novogen’s Research Director, said while sun block creams had been the mainstay of skin protection from acute effects of sun exposure, they had not reduced the incidence of certain types of skin cancer.

“We have demonstrated in human studies and previously in animals that topical application of NV-07α after sun exposure can prevent these deleterious changes in the skin and this is a technology which will revolutionize skin care formulations,” Professor Husband said.

Novogen has announced results from two human clinical trials in which immunosuppression and ongoing DNA damage were both ameliorated in the skin of human subjects who had been administered a topical skin cream containing NV-07α after sun exposure.

Mr Christopher Naughton, Novogen’s CEO, said the Australian patent is a valuable addition to the worldwide patenting program surrounding NV-07α. The US patent was granted in late 2002, and further international patents are in process. “NV-07α is an exciting commercial opportunity and its value is underwritten by the success of our aggressive intellectual property and patenting strategy,” he said.

Novogen coordinates and manages its international research and development programs utilising the expertise and clinical research capabilities of universities and hospitals both in Australia and in key international locations.

Novogen’s pharmaceutical drug discovery and development portfolio includes the anti-cancer drug phenoxodiol, and the NV-04 cardiovascular drug program, both undergoing human clinical trials.

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Company’s Securities and Exchange Commission filings under “Risk Factors”, including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialisation, if any, of the Company’s proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

ISSUED FOR	:	NOVOGEN LIMITED
LISTINGS	:	ASX (CODE NRT), NASDAQ (CODE NVGN)

FOR FURTHER INFORMATION	:	PROFESSOR ALAN HUSBAND, RESEARCH DIRECTOR, NOVOGEN LIMITED TEL (02) 9878 0088 http://www.novogen.com

ISSUED BY	:	WESTBROOK COMMUNICATIONS CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157